===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  CDNOW, INC.
                                (Name of Issuer)

                                 Common Stock,
                                  No Par Value
                         (Title of Class of Securities)

                            -----------------------

                                     125086
                                 (CUSIP Number)

                               BERTELSMANN, INC.
                             BINC ACQUISITION CORP.
                      (Names of Persons Filing Statement)

                              Robert J. Sorrentino
                               Bertelsmann, Inc.
                                 1540 Broadway
                               New York, NY 10036
                            Tel. No.: (212) 787-1130
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                August 23, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

===============================================================================

                                  SCHEDULE 13D

CUSIP No. 125086                                              Page 2 of 5 Pages

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BERTELSMANN, INC.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |X|
                                                                   (b)  [ ]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DE
-------------------------------------------------------------------------------
                                           7   SOLE VOTING POWER

                                           ------------------------------------
              NUMBER OF SHARES             8   SHARED VOTING POWER
         BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH              29,239,784
                                           ------------------------------------
                                           9   SOLE DISPOSITIVE POWER

                                           ------------------------------------
                                           10  SHARED DISPOSITIVE POWER

                                               29,239,784
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              29,239,784
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              80.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 125086                                              Page 3 of 5 Pages

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BINC ACQUISITION CORP.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |X|
                                                                   (b)  [ ]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              PA
-------------------------------------------------------------------------------
                                           7   SOLE VOTING POWER

                                           ------------------------------------
              NUMBER OF SHARES             8   SHARED VOTING POWER
         BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH              29,239,784
                                           ------------------------------------
                                           9   SOLE DISPOSITIVE POWER

                                           ------------------------------------
                                           10  SHARED DISPOSITIVE POWER

                                               29,239,784
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              29,239,784
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              80.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
-------------------------------------------------------------------------------

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on July 28, 2000, by BINC Acquisition Corp., a Pennsylvania corporation ("BINC"), and Bertelsmann, Inc., a Delaware corporation ("Bertelsmann")(Bertelsmann and BINC together, the "Reporting Persons"), relating to the shares (the "Shares") of Common Stock, no par value, of CDnow, Inc. (the "Issuer").

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

     Item 4.  Purpose of Transaction.

     Item 4 is amended by adding the following two paragraphs immediately after the final paragraph thereof:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, August 22, 2000 (the "Expiration Time"). Pursuant to the Offer, 25,573,117 Shares were validly tendered, representing approximately 77.7% of the then-outstanding Shares. On August 23, 2000, BINC accepted for payment all such tendered Shares.

     On August 31, 2000, pursuant to the terms of the Convertible Loan Agreement, Bertelsmann converted $5,500,000 of the amount outstanding under the Convertible Loan Agreement into 3,666,667 Shares. Such Shares were issued in the name of BINC Acquisition Corp. Such Shares, together with the Shares accepted for payment in the Offer, represent approximately 80.0% of the total Shares now outstanding.

     Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by amending and restating subsections (a)(i), (a)(ii),
(b)(i) and (b)(ii) in their entirety as follows:

     (a)(i) Bertelsmann has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 29,239,784 Shares, representing approximately 80.0% of the outstanding Shares of the Issuer.

     (a)(ii) BINC has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 29,239,784 Shares, representing approximately 80.0% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a), neither of the Reporting Persons, nor any other person controlling any Reporting Person nor, to the best knowledge of any Reporting Person, any persons named in Schedule A or Schedule B to the 13D originally filed on July 28, 2000, owns beneficially any Shares.

     (b)(i) Bertelsmann has shared power to vote and dispose of 29,239,784
Shares.

     (b)(ii) BINC has shared power to vote and dispose of 29,239,784 Shares.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: September 1, 2000

                                      BERTELSMANN, INC.


                                      By: /s/ Jacqueline Chasey
                                         -----------------------------------
                                         Name:  Jacqueline Chasey
                                         Title: Vice President


                                      BINC ACQUISITION CORP.


                                      By: /s/ Jacqueline Chasey
                                         -----------------------------------
                                         Name:  Jacqueline Chasey
                                         Title: Vice President